                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 3 to
                                   SCHEDULE TO
                                 (Rule 14d-100)

                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             TRANSWITCH CORPORATION
                       (Name of Subject Company (Issuer))

                             TRANSWITCH CORPORATION
                                   (Offerors)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                        4 1/2% Convertible Notes due 2005
                        ---------------------------------
                         (Title of Class of Securities)

                                   894065 AB7
                                   894065 AA9
                     (CUSIP Numbers of Class of Securities)

                                   SANTANU DAS
                             TRANSWITCH CORPORATION
                               3 ENTERPRISE DRIVE
                                SHELTON CT 06484
                                 (203) 929-8810

                                    Copy to:

                            Timothy C. Maguire, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
            (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

================================================================================
       TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
           $140,000,000                             $12,880
--------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by TranSwitch Corporation of the maximum principal amount of notes that could be tendered at the maximum price.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,880
Form or Registration No.: 5-49058
Filing Party:  TranSwitch Corporation
Date Filed: February 11, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     TranSwitch Corporation ("Purchaser"), a Delaware corporation, hereby further amends the Tender Offer Statement on Schedule TO, originally filed on February 11, 2002 as amended on February 26, 2002 and March 12, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $200,000,000 aggregate principal amount of Purchaser's 4 1/2 % convertible notes due 2005 (the "Notes") at a price not greater than $700 nor less than $650 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated February 11, 2002, as amended on February 26, 2002 (the "Offer to Purchase") and in the related letter of transmittal (which, with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The Offer expired at 12:00 midnight, New York City time, on March 11, 2002. This Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

     Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4.  Terms of the Transaction

     The Offer expired at midnight, New York City time on March 11, 2002. $205,959,000 principal amount of Notes were validly tendered and not withdrawn in the Offer. TranSwitch will purchase approximately $200 million of the tendered Notes at a purchase price of $700 per $1,000 principal amount of Notes. Because the Offer was oversubscribed, a proration factor of approximately 97.1% has been applied to all Notes accepted for payment. TranSwitch decreased the principal amount purchased from each tendering holder of Notes to avoid purchasing Notes in a principal amount other than an integral multiple of $1,000. Notes tendered but not accepted for payment by TranSwitch will be returned promptly to tendering holders in the manner set forth in the Offer to Purchase.

     TranSwitch paid the Depositary the aggregate purchase price, including accrued interest through March 13, 2002, of approximately $140 million for the Notes accepted for payment on March 14, 2002.

     Purchaser issued a press release on March 14, 2002 announcing the final results of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12.  Exhibits

(a)(1)(A) +    Offer to Purchase dated February 11, 2002.

(a)(1)(B) +    Letter of Transmittal.

(a)(1)(C) +    Notice of Guaranteed Delivery.

(a)(1)(D) +    Letter to Brokers, Dealers, Banks, Trust Companies and
               Other Nominees.

(a)(1)(E) +    Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

(a)(1)(F) +    Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.

(a)(1)(G) +    Press Release issued by TranSwitch Corporation dated
               February 11, 2002.

(a)(5)(A) +    Press Release issued by TranSwitch Corporation dated
               March 12, 2002.

(a)(5)(B)      Press Release issued by TranSwitch Corporation dated
               March 14, 2002.

(b)    Not applicable.

(d)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

+      Previously filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TRANSWITCH CORPORATION


Dated: March 15,  2002                     By: /s/ Peter J. Tallian
                                              ----------------------------------
                                              Name:    Peter J. Tallian
                                              Title:   Senior Vice President,
                                                       Chief Financial Officer
                                                       and Treasurer


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                                INDEX TO EXHIBITS

    Exhibit
    Number

   (a)(1)(A) +     Offer to Purchase dated February 11, 2002.

   (a)(1)(B) +     Letter of Transmittal.

   (a)(1)(C) +     Notice of Guaranteed Delivery.

   (a)(1)(D) +     Letter to Brokers, Dealers, Banks, Trust Companies and
                   Other Nominees.

   (a)(1)(E) +     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                   Companies and Other Nominees.

   (a)(1)(F) +     Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

   (a)(1)(G) +     Press Release issued by TranSwitch Corporation dated
                   February 11, 2002.

   (a)(5)(A) +     Press Release issued by TranSwitch Corporation dated
                   March 12, 2002.

   (a)(5)(B)       Press Release issued by TranSwitch Corporation dated
                   March 14, 2002.

   +   Previously filed